

NASDAQ: CEMI






# **RAPID** tests for
## **EARLIER** treatment

**Investor Presentation**                    **August  2014**

# Forward-Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended.  Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions, and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to develop, manufacture, market and finance new products and the demand for Chembio's products.  Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Other factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

# Our Vision & Mission



**We are a provider of Point-of-Care diagnostic tests and solutions, helping people live longer and healthier lives.**

Our Mission is to become a key provider in the market for rapid diagnostic Point of Care (POC) testing, through the development, manufacture, and commercialization of proprietary technology with superior performance and technical service.



# Investment Summary

**CHEMBIO**

- ## Develops, Manufactures & Markets Point-of-Care Diagnostic Tests (POCTs)
  - Global Sales – Direct and Through Partnerships
  - $8B Total Global Market with Current Pipeline Addressing $650MM Segment

- ## Five Consecutive Years of Profitability & Revenue Growth
  - 2013 Revenues and Product Gross Margin Increased by 15% and 8% respectively vs. 2012

- ## Patented DPP® - A Platform POCT Technology
  - Uniquely Enables Multiplexing for Higher Value Tests & Increased Sensitivity
  - DPP® Oral Fluid HIV Test – FDA-Approved - CLIA waiver pending
  - DPP® HIV-Syphilis Test – Strong outlook for ex-US sales in 2014

- ## Pipeline of DPP® POCT Products
  - DPP® HCV Ab & HIV Ag-Ab Test

# Chembio Products are well Positioned for Growth in $8.0 Billion Global Market

## USA

- Branded Chembio products marketed in the U.S. beginning in 2014
- SURECHECK® lateral flow product marketed exclusively in U.S. by a distribution partner
- DPP® HIV PMA approval (Dec'12) / CLIA pending
- Funded Research Collaborations with CDC, DOD, NIH (6% FY13 revenue)

## EU

- CE mark approval for SURECHECK® (July'13)
- CE mark for STATPAK®, DPP® HIV HIV/Syphilis pending

## ASIA

Feb. 2014 License, Distribution, Tech. Transfer and Contract Manufacturing Agreements

## AFRICA

- Procurements primarily funded by PEPFAR, Global Fund, and WHO
- Sales channel; NGO-direct & through distributors (14% FY13 revenue)
- Commercial resource deployment

## SOUTH/CENTRAL AMERICA

- Strong OEM Partnerships (FIOCRUZ, Labtest); Branded products sold to NGOs, private distributors (45% FY13 revenue)

CHEMBIO

# Chembio Invests in Next Generation Technology

## Technologies to Address An Array of Diseases and Conditions

**Lateral Flow Technology**

**Single Parameter Tests**

**DPP® Technology Enabling**

**Improved Sensitivity, Multiplexing**

**Ongoing R&D**

CHEMBIO

# Chembio's Lateral Flow Rapid HIV Tests
## Marketed World-Wide

- Total $20.2MM  FY 2013
  - 50% Increase vs. FY2012
  - 5-8.5% Royalties Ending Feb. 2015
- In U.S. Chembio Markets HIV 1/2 STAT PAK® and  an exclusive distributor Markets Sure Check®
  - $8.9MM in FY 2013
  - 14% Increase  vs. FY2012
- International Market Sold Through Multiple Channels
  - $11.8MM in FY2013
  - 84.5% Increase vs. FY2012



Chembio SURE CHECK® HIV 1/2
Alere Clearview Complete® HIV 1/ 2



Chembio HIV 1/2 STAT-PAK ®

# Chembio's Dual Path Platform (DPP®) Patented Point-of-Care Test Technology

- Proprietary Platform Technology that Uniquely Enables Multiplexing for Higher Value Tests
- Increases Sensitivity as Compared with Lateral Flow Technology
- Validated with Numerous Partners, Regulatory Agencies
- New DPP® Patents Issued in 2013

**Mechanism** → **Result**





# Chembio's Pipeline: $650MM Total Addressable Market

| Chembio Pipeline POCT | Total Estimated Market Opportunity | Targeted Launch |
|---|---|---|
| HIV POCT - U.S. | $75 MM | $8.9MM Product Sales 2013 ; New Oral Fluid Product Launch 2014 |
| HIV-Syphilis - U.S. | $75 MM | 2015 |
| Hepatitis C POCT – U.S. | $100 MM | 2016 |
| Combined Estimated Market for Above Products – ex-U.S. | $400 MM | $27.5MM Product Sales in FY2013 Significant Growth Opportunities with Current and New Products |
| Total: | $650 MM | |

CHEMBIO

# Chembio POCT Market Opportunities:
## HIV Rapid POCTS



## Established, Growing Markets

**U.S.**

- ~50,000 New Infections in 2012
- USPSTF Recommends Routine Testing
  - ACA Expanding Coverage by 25MM+

**International**

- 2.5 MM New Infections Worldwide in 2012
- Designation in PEPFAR & Other Donor-Funded Countries' Testing Protocols

CHEMBIO

# Chembio DPP® HIV 1/2 Assay FDA-Approved Dec. '12
CLIA Waiver  Application Filed with FDA , November 2013
Anticipated Launch in 2nd Half of 2014



- Build on Established  Position/Performance of Our FDA Lateral  Flow Products with Only Alternative to Current  ~$35MM Oral Fluid Product

- Superior Blood Matrix Performance over Top 4 Market Share Products in Early Detection Study

- Superior Oral Fluid Sensitivity v. Market Leader in Only Head-to-Head Study

- User Friendly, Safe and Efficient SampleTainer™ Sample Collection System

- Separate and Reagent-Free Oral Fluid Collection Device

# DPP® HIV-Syphilis Multiplex Assay

- Large Global Market Opportunities for Pre-Natal and MSM Screening
- Higher Prevalence of Syphilis (1.9MM) than HIV (1.5MM) in Pregnant Women
- International & US Regulatory Approval Applications and Commercialization Efforts Underway
- Up to 70% HIV-Syphilis Co-Infection in MSM
  - First Such Test to be USAID-approved
  - Strong Start and Outlook 2014

CHEMBIO

# OEM & License Agreements
## Expanding Relationships and Sales Opportunities

## Oswaldo Cruz Foundation

- Five DPP® Products , ~$6MM 2013 revenues
- Brazilian MOH Supplier

## Collaboration with LabTest Brazil

- Assembly & Distribution - DPP® Co-branded
- 2014 Plan = Initial Products Registrations

## Agreement with RVR Malaysia

- License, Distribution, Tech. Transfer and Contract Manufacturing

## Bio-Rad Laboratories

- Exclusive Licensee for DPP® HIV Confirmatory Application
- CE Marked 2013, FDA Pending

CHEMBIO

# Commercial Strategy: Top Line Growth (Sales)

**Build a Sales & Marketing Organization to Increase Our Revenue and Maximize Profits**

**Tactic #1**

**Move up Value Stream in US Diagnostics Market "USA Direct" for Certain Products**

**Tactic #2**

**Future Growth – New Markets and New Applications**

**Tactic #3**

**Maximize Opportunities in Developing World Markets**

CHEMBIO

# Additional Priorities & Areas of Focus:  Technology

## Technology  Investment

- New Product Launch (DPP® HIV/SYP)

- Develop New Technologies (HIV 4G, HCV) that Address Healthcare Concerns

- Identify Additional Technologies to License/Acquire that will Complement our Commercial Strategy



# Organization & Facility

- FDA- and USDA-Approved Development & Manufacturing Facility in 39,660 Sq. Ft. Leased Facility in Medford, NY

- Company Warehouse in 21,450 Sq. Ft. Leased Facility in Holbrook, NY



| 112 | 15 | 26 | 18 | 4 |
| --- | --- | --- | --- | --- |
| Operations | QA & QC | R&D | SG&A | Reg |

**TOTAL EMPLOYMENT: Approximately 175**

CHEMBIO

# Selected Financial Data FY2009 –2013



**2013**

| Total Revenue | $29,550 |
| Product Revenue | $27,516 |
| Gross Profit | $12,300 |
| R&D Expense* | $5,834 |
| Pre-Tax Income | $530,800 |
| Clinical Trial Expense | $1,515 |

* Non-recurring 2010 $1.5MM R&D Credit from the Affordable Care Act – excluded from 2010 R&D Exp. & 2010 Pre-Tax Income

CHEMBIO

# SIX MONTHS 2014-2013 - Selected Financial Highlights

| Six Months Ended (in 000's) | June 30, 2014 | | June 30, 2013 | |
|---|---|---|---|---|
| Net Product Revenues | $ 12,153 | | $ 11,375 | |
| TOTAL REVENUES | 13,236 | | 12,072 | |
| GROSS MARGIN | 5,255 | 40% | 4,975 | 41% |
| INCOME FROM OPERATIONS | (616) | | 107 | |
| NET INCOME | $ (371) | -3% | $ 76 | 1% |
| CASH AS OF | $ 6,835 | | $ 9,650 | |

CHEMBIO

# 2013-2014 YTD Milestones Achieved

## Product Development/Regulatory

- Received FDA PMA Approval of DPP Oral Fluid HIV Test
- Substantial Progress on CLIA waiver studies
- Received CE Mark for Sure Check HIV 1/2 Assay
- USAID Approval, Initial Sales of HV-Syphilis Test

## Corporate/Operations

- Achieved  Fifth Straight Year of Sales Growth and Profitability with Strong Gains in Domestic and International Segments
- Strengthened Balance Sheet with Common Stock Issuance, Establishing Institutional Shareholder Base
- Increased Production Capacity to Meet Sales Growth

## Commercialization

- Entered International Assembly & Distribution Agreement w/Labtest of Brazil
- Established Distribution, License , Tech. Transfer, Contract Manufacturer in Asia
- Initial International Registrations for HIV-Syphilis ; Receiving Significant Initial Orders

# Anticipated Milestones - 2014

## Product Development/Regulatory

- Oral Fluid HIV Test CLIA Waiver & Launch
- CE Marks for HIV 1/2 STAT-PAK®, DPP® HIV & HIV-Syphilis Products
- International Sales Growth of DPP ® HIV-Syphilis Test

## Corporate/Operations

- Increase Production Capacity
- Pursue Acquisitions or Licenses of Complementary Products/Technologies

## Commercialization

- Implement US & International Commercial Strategy, Expand Market and Sales Opportunities
- Expand International Revenues for Lateral Flow and DPP® Products
- New Distribution, Contract Development & OEM Deals

CHEMBIO

# Leadership - Executive Team

| Executive | Previous Experience | Joined |
|---|---|---|
| **John J. Sperzel III**<br>Chief Executive Officer | 2011-2013, President and CEO of ITC.; 1987-2011 Axis-Shield, Bayer Diagnostics, Instrumentation Laboratory and Boehringer Mannheim | 2014 |
| **Richard Larkin, CPA**<br>Chief Financial Officer | 2000-2003 CFO of Visual Technology Group; 1987-2000 CFO of Protex International Corp. | 2003 |
| **Sharon Klugewicz, M.S.**<br>Chief Operating Officer | 20+ Years at Pall Corporation, most recently as Sr. VP - Scientific & Laboratory Services | 2012 |
| **Javan Esfandiari, M.S.**<br>Chief Science and Technology Officer | 1993-1997, R&D Director On-Site Biotech;<br>1997-2000, Co-Founder of Sinovus Biotech AB (Sweden), which was acquired by Chembio in 2000 | 2000 |
| **Thomas Ippolito**<br>VP Regulatory & Clinical Affairs | 25 years experience in the development of vaccines, therapeutics and IVDs working with several major pharmaceutical, vaccine and diagnostic companies | 2005 |
| **Michael Steele**<br>VP Sales, Marketing & Bus. Dev. | 20 years of business development and strategy execution at life sciences companies Sera Care Life Sciences, Serologicals, Inc. and Corautus Genetics. | 2012 |

CHEMBIO

# Investment Summary

- Develops, Manufactures & Markets Point-of-Care Diagnostic Tests (POCTs)
  - Global Sales – Direct and Through Partnerships
  - $8B Global Market with Current Pipeline Addressing $650MM Segment
- Five Consecutive Years of Profitability & Revenue Growth
  - 2013 Revenues and Product Gross Margin Increased by 15% and 8% respectively vs. 2012
- Patented DPP® - A Platform POCT Technology
  - Uniquely Enables Multiplexing for Higher Value Tests & Increased Sensitivity
  - DPP® Oral Fluid HIV Test – FDA-Approved - CLIA waiver pending
  - DPP® HIV-Syphilis Test – Strong outlook for international sales in 2014
- Pipeline  of DPP® POCT Products
  - DPP® HCV Ab & HIV Ag-Ab Test